CEDAR SHOPPING CENTERS, INC.
44 SOUTH BAYLES AVENUE
PORT WASHINGTON, NY 11050-3765
August 28, 2008
Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549

Re:	Cedar Shopping Centers, Inc.
Form 10-K for the year ended December 31, 2007
Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008
File No. 001-31817
Dear Ms. VanDoorn:
Reference is made to your letter dated August 18, 2008 bearing the captioned file number and headings. The following is respectfully submitted by Cedar Shopping Centers, Inc. (the “Company”) in response thereto:
Form 10-K
Items 1 and 2. Business and Properties, page 4
1. Your Comment: In future filings, please provide the average effective annual rental per square foot for each of the last five years. Provide this information on a portfolio basis.
    Response: In response to the Staff’s comment, the Company will include in its future filings data relating to the overall portfolio annualized base rent per leased square foot (such data has been included in the Company’s Supplemental Financial Information filed with its quarterly earnings press releases on Form 8-K). The Company respectfully suggests, however, that such five-year data is more appropriately included with similar metrics in Item 6. Selected Financial Data (see last line on attached example).

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
August 28, 2008

2. Your Comment: In future filings, for each material property, please disclose the nature of your title or interest in such properties and the nature and amount of all material mortgages, or other liens or encumbrances against such properties. Please disclose briefly the current principal amount of each material encumbrance, its pre-payment provisions, and its maturity date and balance to be due at maturity assuming no payment has been made on principal in advance of its due date.
     Response: We wish to respectfully advise the Staff that, as of December 31, 2007 and June 30, 2008, respectively, none of its individual properties accounted for 10% or more of total assets or contributed 10% or more to total revenues. Accordingly, disclosure requested “for each material property” is not presently applicable. If in the future the Company should have any properties which are determined to be “material”, the requested data will be disclosed as required.
Joint venture Arrangements, page 9
3. Your Comment: We note your disclosure on page 9 relating to your joint venture arrangements. Please expand your disclosure to discuss any amounts already invested, as well as the timing and amounts of future commitments. In addition, to the extent applicable, please expand your MD&A discussion to include such commitments.
     Response: In response to the Staff’s comment, the Company proposes to revise relevant disclosure in future filings as per the addition (underscored) to the following paragraph excerpted from the Form 10-K as originally filed:
     “Effective April 5, 2007, the Company entered into a joint venture agreement for the construction and development of an estimated 700,000 sq. ft. shopping center in Pottsgrove, Pennsylvania, approximately 40 miles northwest of Philadelphia. Total project costs, including purchase of the land parcels, are estimated at $105 million. The Company is committed to paying a development fee of $2.0 million and providing up to $17.5 million of equity capital for a 60% interest in the joint venture, with a preferred rate of return of 9.25% per annum on such amounts. Of the Company’s total commitment of $19.5 million, approximately $4.0 had been expended as of December 31, 2007, with the balance anticipated to be expended during 2008. The Company consolidates this joint venture as it is a variable interest entity and the Company is the primary income or loss beneficiary.”
     With respect to this requested disclosure, the Company respectfully submits that (i) amounts invested to date have historically been included in the Company’s Supplemental Financial Information filed with its quarterly earnings press releases on Form 8-K, and (ii) such commitment data is included in the present MD&A discussion of

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
August 28, 2008

such commitments which appears under Liquidity and Capital Resources, Contractual obligations and commercial commitments, as follows (page 32):
     “In addition, the Company plans to spend between $140 million and $200 million during 2008 in connection with development and redevelopment activities in process as of December 31, 2007.”
     With respect to the joint venture discussed in the second paragraph on page 9, please be advised that the Company contributed the properties to the joint venture based on either recent acquisition cost or appraised value and does not have any future commitments.
     The Company respectfully suggests, given the relative materiality of the proposed additional disclosure as compared to the information presently disclosed in its several filings, that the filing of an amendment to the Form 10-K with respect to these matters should not be required.
     Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26
Liquidity and Capital Resources, page 31
4. Your Comment: Refer to the second paragraph regarding your credit facility. Please disclose the interest rate on your debt under this facility. In addition, we note that your facility is subject to certain financial covenants. Please disclose whether you are currently in compliance with such covenants.
     Response: In response to the Staff’s comment, the Company proposes to revise relevant disclosure in future filings as per the addition (underscored) to the following paragraph excerpted from the Form 10-K as originally filed:
     “The Company has a $300 million secured revolving credit facility with Bank of America, N.A. (as agent) and several other banks, pursuant to which the Company has pledged certain of its shopping center properties as collateral for borrowings thereunder; the facility, as amended, is expandable to $400 million, subject to certain conditions, and will expire in January 2009, subject to a one-year extension option. Borrowings under the facility bear interest at a rate of LIBOR plus a basis points (“bps”) spread ranging from 110 to 145 bps depending upon the Company’s leverage ratio, as defined (the spread as of December 31, 2007 was 110 bps). The facility also requires an unused portion fee of 15 bps. As of December 31, 2007, based on covenant measurements and collateral in place, the Company was permitted to draw up to approximately $299.2 million, of which

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
August 28, 2008

approximately $108.8 million remained available as of that date. The credit facility is used to fund acquisitions, development and redevelopment activities, capital expenditures, mortgage repayments, dividend distributions, working capital and other general corporate purposes. The facility is subject to customary financial covenants, including limits on leverage and distributions (limited to 95% of funds from operations, as defined), and other financial statement ratios. As of December 31, 2007, the Company was in compliance with the financial covenants and financial statement ratios required by the terms of the secured revolving credit facility.”
     As the disclosure of the facility’s interest rate is included in (i) the Notes to Consolidated Financial Statements under Note 6. Mortgage Loans Payable and Secured revolving Credit Facility, Secured Revolving Credit Facility and (ii) the Company’s Supplemental Financial Information filed with its quarterly earnings press releases on Form 8-K, the Company respectfully suggests that the proposed additional disclosure should not require the filing of an amendment to the Form 10-K.
Item 11. Executive Compensation
5. Your Comment: In future filings, with respect to annual bonus awards and long-term equity incentive awards, please provide a more detailed analysis of how the company determined the actual payouts and grants. Please compare the AFFO and TSR performance targets with actual performance results and explain how these translated into the payouts. Please disclose the actual factors considered in making the equity awards for each named executive officer.
     Response: In response to the Staff’s comment with respect to “providing a more detailed analysis of how the company determined the actual payouts and grants” and to “disclose the actual factors considered in making the equity awards for each named executive officer”, the Company respectfully submits that the discussion included under Compensation Discussion and Analysis (pages 8 to 10), incorporated by reference to the definitive proxy statement for the Company’s 2008 Annual Meeting of Shareholders filed pursuant to Regulation 14A, contains the requested disclosures.
     In response to the Staff’s comment to “compare the AFFO and TSR performance targets with actual performance results and explain how these translated into the payouts”, the Company proposes to revise relevant disclosure in future filings as per the addition (underscored) to the following language excerpted from pages 9 and 10 of the definitive proxy statement as originally filed:
     “For 2007, the Committee set $1.04 per share of AFFO as the performance target for receiving the bonus, a significant increase over the $0.89 per share of AFFO realized by the Company in 2006. The payout scale for 2007 was a 3% increase (or decrease) in bonus for each 1% increase (or decrease) in actual performance from the base target.”...“The resulting bonus amounts paid to the named executive officers, premised on such AFFO calculation, were an aggregate of approximately $1,074,000 in cash and shares of common stock, which was approximately 13.8% below the target amount for such officers, and which resulted in a decrease of approximately $173,000 in such bonus amounts.”
     With respect to the TSR performance target, the Staff is respectfully advised that the first measuring point for such award will be for the three-year period ending December 31, 2008, as is noted on page 10 of the definitive proxy statement, under Long-Term Compensation: “...and the remaining 50% to vest if the TSR over the three year period of 2006 — 2008 averaged 8% or more per year for the three years.” Once the three-year measurement period of December 31, 2008 has been reached, the Company will compare in future filings the TSR performance target with actual performance and the resulting impact on the payouts.
Exhibits 31.1 and 31.2
6. Your Comment: Refer also to Exhibits 31.1 and 31.2 filed under the Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title. Please confirm to us that you will make such revisions going forward.

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
August 28, 2008

Response: In response to the Staff’s comment, the Company proposes to change both Exhibits 31.1 and 31.2 in future filings to delete the reference to the individual’s title at the beginning of the certification.
In connection with the above, the Company hereby acknowledges that:
1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Our responses will be appropriately contained in future filings. We trust that this will be sufficient and, as a result, will not require the filing of any amendments to our Forms 10-K or 10-Qs. If, after review hereof, you should have any additional questions or should require any additional information, please contact the undersigned at (direct) 516-944-4525. Thank you.
Very truly yours,

/s/ LEO S. ULLMAN

Leo S. Ullman
Chairman, Chief Executive Officer and President

Item 6. Selected Financial Data (continued)

	December 31,
	2008	2007	2006	2005	2004

Balance sheet data:
Real estate, net		$1,494,158,000	$1,177,139,000	$946,457,000	$505,325,000
Investment in unconsolidated joint venture		3,757,000	3,644,000	—	—
Other assets		97,069,000	70,936,000	49,799,000	31,835,000

Total assets		$1,594,984,000	$1,251,719,000	$996,256,000	$537,160,000

Mortgages and other loans payable		$851,514,000	$568,073,000	$527,791,000	$248,630,000
Other liabilities		97,225,000	70,595,000	44,405,000	34,239,000
Minority interests in consolidated joint ventures		62,402,000	9,132,000	12,339,000	11,995,000
Limited partners’ interest in Operating Partnership		25,689,000	25,969,000	20,586,000	6,542,000
Shareholders’ equity		558,154,000	577,950,000	391,135,000	235,754,000

Total liabilities and shareholders’ equity		$1,594,984,000	$1,251,719,000	$996,256,000	$537,160,000

Weighted average number of common shares:
Shares used in determination of basic earnings (loss) per share		44,193,000	32,926,000	23,988,000	16,681,000
Additional shares assuming conversion of OP Units (basic)		1,985,000	1,737,000	1,202,000	450,000

Shares used in determination of basic FFO per share		46,178,000	34,663,000	25,190,000	17,131,000

Shares used in determination of diluted earnings (loss) per share		44,197,000	33,055,000	24,031,000	16,684,000
Additional shares assuming conversion of OP Units (diluted)		1,990,000	1,747,000	1,206,000	450,000

Shares used in determination of diluted FFO per share		46,187,000	34,802,000	25,237,000	17,134,000

Other data:
Funds From Operations (“FFO”) (b)		$56,190,000	$41,954,000	$25,923,000	$15,625,000
Per common share (assuming conversion of OP Units):
Basic		$1.22	$1.21	$1.03	$0.91
Diluted		$1.22	$1.21	$1.03	$0.91

Cash flows provided by (used in) (c):
Operating activities		$51,504,000	$40,286,000	$25,334,000	$17,733,000
Investing activities		$(192,432,000)	$(190,105,000)	$(323,225,000)	$(167,499,000)
Financing activities		$143,350,000	$159,103,000	$298,035,000	$152,069,000

Square feet of GLA		12,009,000	10,061,000	8,442,000	4,887,000
Percent leased (including development/redevelopment and other non-stabilized properties)		93%	93%	91%	88%
Average annualized base rent per leased square foot		$10.74	$10.53	$10.40	$10.61

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